

Mail Stop 3720

February 17, 2017

Gary E. Muenster
Chief Financial Officer
Esco Technologies, Inc.
9900A Clayton Road
St. Louis, Missouri

   Re: **Esco Technologies, Inc.**
      Form 10-K for Fiscal Year Ended September 30, 2016
      Filed November 29, 2016
      Form 8-K
      Filed on February 7, 2017
      File No. 001-10596

Dear Mr. Muenster:

  We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 8-K filed February 7, 2017

Exhibit 99.1 Earnings Release

1. We note that in your "Earnings Summary" you omit the comparable GAAP measure for Q1 2017 EBITDA, a Non-GAAP measure, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance issued on May 17, 2016. Please comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications